UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 5)*
Under the Securities Exchange Act of 1934

VIVINT SMART HOME, INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

928542109
(CUSIP Number)

David N. Brooks
Fortress Investment Group LLC
1345 Avenue of the Americas, 46th Floor
New York, NY 10105
(212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule 13D because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
____________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No.: 928542109	SCHEDULE 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
Fortress Mosaic Investor LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,357,339

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,357,339

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,357,339

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	The calculation is based on the 213,382,168 shares of Class A common stock, par value $0.0001 per share (“Common Stock”) of Vivint Smart Home, Inc. (the “Issuer”) outstanding as of November 7, 2022.

CUSIP No.: 928542109	SCHEDULE 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
Fortress Mosaic Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
28,127,227*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
28,127,227*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,127,227*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Reflects 2,966,667 shares of Common Stock of the Issuer issuable upon the exercise of private placement warrants (“Warrants”) of the Issuer.

**
The calculation is based on the 213,382,168 shares of Common Stock of the Issuer outstanding as of November 7, 2022 (adjusted to reflect 2,966,667 shares of Common Stock issuable upon the exercise of the Warrants and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 928542109	SCHEDULE 13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
FIG LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
28,127,227*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
28,127,227*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,127,227*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Reflects 2,966,667 shares of Common Stock of the Issuer issuable upon the exercise of Warrants of the Issuer.

**
The calculation is based on the 213,382,168 shares of Common Stock of the Issuer outstanding as of November 7, 2022 (adjusted to reflect 2,966,667 shares of Common Stock issuable upon the exercise of the Warrants and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 928542109	SCHEDULE 13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS
Fortress Operating Entity I LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
28,127,227*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
28,127,227*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,127,227*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	Reflects 2,966,667 shares of Common Stock of the Issuer issuable upon the exercise of Warrants of the Issuer.

**
The calculation is based on the 213,382,168 shares of Common Stock of the Issuer outstanding as of November 7, 2022 (adjusted to reflect 2,966,667 shares of Common Stock issuable upon the exercise of the Warrants and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 928542109	SCHEDULE 13D	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS
FIG Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
28,127,227*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
28,127,227*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,127,227*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Reflects 2,966,667 shares of Common Stock of the Issuer issuable upon the exercise of Warrants of the Issuer.

**
The calculation is based on the 213,382,168 shares of Common Stock of the Issuer outstanding as of November 7, 2022 (adjusted to reflect 2,966,667 shares of Common Stock issuable upon the exercise of the Warrants and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 928542109	SCHEDULE 13D	Page 7 of 10 Pages

1	NAMES OF REPORTING PERSONS
Fortress Investment Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
28,127,227*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
28,127,227*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,127,227*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Reflects 2,966,667 shares of Common Stock of the Issuer issuable upon the exercise of Warrants of the Issuer.

**
The calculation is based on the 213,382,168 shares of Common Stock of the Issuer outstanding as of November 7, 2022 (adjusted to reflect 2,966,667 shares of Common Stock issuable upon the exercise of the Warrants and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

SCHEDULE 13D

Item 1. Security and Issuer.
This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons, together with Fortress Mosaic Sponsor LLC and Principal Holdings I LP, on January 21, 2020, as amended and supplemented by Amendment No. 1 thereto filed by the Reporting Persons on February 28, 2020, Amendment No. 2 thereto filed by the Reporting Persons on March 13, 2020, Amendment No. 3 thereto filed by the Reporting Persons on April 27, 2020, and Amendment No. 4 thereto filed by the Reporting Persons on June 6, 2022 (the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”), relating to the shares of Class A common stock, par value $0.0001 per share (“Common Stock”), of Vivint Smart Home, Inc. (formerly Mosaic Acquisition Corp.), a Delaware corporation (the “Issuer”). Annex A attached to this Amendment amends and restates Annex A attached to the Original Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. The principal executive offices of the Issuer are located at 4931 North 300 West, Provo, Utah 84604.
Item 4. Purpose of Transaction.
This Amendment supplements the disclosure in Item 4 of the Original Schedule 13D by adding the following:
On December 6, 2022, the Issuer filed a Current Report on Form 8-K (the “Merger 8-K”) with the United States Securities and Exchange Commission, announcing an Agreement and Plan of Merger (the “Merger Agreement”) entered into among the Issuer, NRG Energy Inc., a Delaware corporation (“Parent”), and Jetson Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Issuer (the “Merger”). As described in the Merger 8-K, at the effective time of the Merger each share of Common Stock (other than shares held by the Company (including shares held in treasury), Parent or any of their respective wholly-owned subsidiaries and shares owned by stockholders who have properly made and not withdrawn or lost a demand for appraisal rights) will be converted into the right to receive $12 in cash. In connection with entry into the Merger Agreement, Fortress Investor, Fortress Mosaic Sponsor LLC, a Delaware limited liability company (“Fortress Sponsor”), and Fortress Mosaic Anchor LLC, a Delaware limited liability company (“Fortress Anchor” and together with Fortress Investor and Fortress Sponsor, the “Fortress Signatories”) entered into a Voting and Support Agreement (the “Support Agreement”) in favor of Parent, pursuant to which the Fortress Signatories have agreed, among other things, to vote their shares of Common Stock in favor of the adoption of the Merger Agreement (including by delivery of a Written Consent, as defined below) and against any alternative proposal. The Support Agreements also include certain restrictions on transfer of shares of Common Stock by the Fortress Signatories. Parent and the Issuer also announced that holders of approximately 59% of the outstanding shares of Common Stock---including the Fortress Signatories---have provided irrevocable written consent agreements (each, a “Written Consent”) supporting the Merger and that the Merger is not conditioned on a vote of the holders of Common Stock.
The preceding descriptions of the Merger, the Merger Agreement, and the Written Consent are qualified, in each case, by reference to the Merger 8-K and the exhibits thereto, including the Merger Agreement (and its exhibits) and the press release furnished therewith. The preceding summary of the Support Agreement is qualified by reference to the Support Agreement made an exhibit to this Amendment.
Item 5. Interest in Securities of the Issuer.
This Amendment supplements the disclosure in Item 5(b) of the Original Schedule 13D by adding the following:

This Item 5(b) incorporates by reference the information in Item 4 of this Amendment regarding Parent and its rights under the Support Agreement in respect of shares of Common Stock beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
This Amendment supplements the disclosure in Item 6 of the Original Schedule 13D by adding the following:
This Item 6 incorporates by reference the information in Item 4 of this Amendment regarding the Support Agreement.

Item 7. Material to be Filed as Exhibits.

This Amendment supplements the disclosure in Item 7 of the Original Schedule 13D by adding the following:

Exhibit No.	Description

99.13	Voting and Support Agreement, dated as of December 6, 2022, by and among NRG Energy Inc., Fortress Mosaic Sponsor LLC, Fortress Mosaic Investor LLC, and Fortress Mosaic Anchor LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 6, 2022

Fortress Mosaic Investor LLC

By:	/s/ David N. Brooks
Name:	David N. Brooks
Title:	Secretary

Fortress Mosaic Holdings LLC

By:	/s/ David N. Brooks
Name:	David N. Brooks
Title:	Secretary

FIG LLC

By:	/s/ David N. Brooks
Name:	David N. Brooks
Title:	Secretary & General Counsel

Fortress Operating Entity I LP

By:	FIG Corp., its general partner

By:	/s/ David N. Brooks
Name:	David N. Brooks
Title:	Secretary & General Counsel

FIG Corp.

By:	/s/ David N. Brooks
Name:	David N. Brooks
Title:	Secretary & General Counsel

Fortress Investment Group LLC

By:	/s/ David N. Brooks
Name:	David N. Brooks
Title:	Secretary & General Counsel

ANNEX A
Directors and Officers of Fortress Mosaic Sponsor LLC, Fortress Mosaic Investor LLC and Fortress Mosaic Holdings LLC
The name and principal occupation of each of the directors and executive officers of each of Fortress Mosaic Sponsor LLC, Fortress Mosaic Investor LLC and Fortress Mosaic Holdings LLC are listed below.  The principal business address of each person listed below is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.  Each person is a citizen of the United States of America.
Name	Present Principal Occupation

Peter L. Briger, Jr.	Chairman
Constantine M. Dakolias	President
Marc K. Furstein	Chief Operating Officer
William A. Covino	Chief Financial Officer
Jennifer Sorkin	Treasurer
David N. Brooks	Secretary
Alexander Gillette	Assistant Secretary

Directors and Officers of Fortress Investment Group LLC
The name and principal occupation of each of the directors and executive officers of Fortress Investment Group LLC are listed below.  The principal business address of each person listed below is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.  Each person is a citizen of the United States of America except for Rajeev Misra, who is a citizen of the United Kingdom, and Yoshimitsu Goto, who is a citizen of Japan.
Name	Present Principal Occupation

Wesley R. Edens	Class A Director, Principal and Co-Chief Executive Officer
Peter L. Briger, Jr.	Class A Director, Principal and Co-Chief Executive Officer
Randal A. Nardone	Class A Director and Principal
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer
George Wellde	Class A Director
Michael Rantz	Class A Director
Yoshimitsu Goto	Class B Director
Rajeev Misra	Class B Director
Jane Dietze	Class A Director
Hani Barhoush	Class A Director
Michael Morell	Class A Director and Security Director

Directors and Officers of FIG LLC
The name and principal occupation of each of the directors and executive officers of FIG LLC are listed below.  The principal business address of each person listed below is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.  Each person is a citizen of the United States of America.
Name	Present Principal Occupation

Wesley R. Edens	Principal and Co-Chairman of the Board of Directors
Peter L. Briger, Jr.	Principal and Co-Chairman of the Board of Directors
Randal A. Nardone	Chief Executive Officer, Principal and Director
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer

Directors and Officers of Fortress Operating Entity I LP
The name and principal occupation of each of the directors and executive officers of Fortress Operating Entity I LP are listed below.  The principal business address of each person listed below is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.  Each person is a citizen of the United States of America.
Name	Present Principal Occupation

FIG Corp.	General Partner of Fortress Operating Entity I LP

Directors and Officers of FIG Corp.
The name and principal occupation of each of the directors and executive officers of FIG Corp. are listed below.  The principal business address of each person listed below is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.  Each person is a citizen of the United States of America.
Name	Present Principal Occupation

Wesley R. Edens	Principal and Co-Chairman of the Board of Directors
Peter L. Briger, Jr.	Principal and Co-Chairman of the Board of Directors
Randal A. Nardone	Chief Executive Officer, Principal and Director
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer